Exhibit 99.(I)

FOR IMMEDIATE RELEASE

             BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. ("BLADEX")

                       ANNOUNCES PROPOSED RIGHTS OFFERING

Panama City, Republic of Panama, December 17, 2002 - Banco Latinoamericano de Exportaciones, S.A. ("BLADEX" or the "Bank") (NYSE: BLX), a specialized multinational bank established to finance trade in the Latin American and Caribbean region, announced today the filing of a Registration Statement with the Securities and Exchange Commission regarding a proposed rights offering to holders of the Bank's Class A, Class B and Class E common stock.

As indicated in the Registration Statement, the Bank proposes issuing to the holders of each class of its common stock non-transferable rights entitling the holders to subscribe for shares of the class to which their rights relate at the rate of one share of common stock for each right held. The number of rights per common share that will be issued and the aggregate number of shares that may be subscribed through the rights offering have not yet been determined. The Bank currently has preliminary commitments or expressions of intent from a group of existing Class A and Class B shareholders and a small number of other institutions including multilateral organizations and development banks (the "Core Support Group") to purchase for investment over $100 million of shares to the extent that shareholders do not subscribe for such shares in the rights offering. The Bank expects to formalize these commitments by entering into subscription agreements with Core Support Group members as promptly as possible.

The sale of any shares in the rights offering is conditioned on the receipt by the Bank of aggregate share sale proceeds of at least $100 million through the purchase of shares by shareholders and Core Support Group members. Shareholders that fully exercise their rights in the primary subscription will be entitled to subscribe for additional shares of the class to which their rights relate as part of an over-subscription privilege. The subscription price per share will be the lowest of the three averages of the last reported sales price of a Class E share on the New York Stock Exchange for three periods consisting of 90, 30 and 10 trading days, respectively, each ending on the expiration date of the offering.

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The Bank anticipates that the rights will be issued to shareholders as of a record date in February 2003 and that the closing for the issuance of shares to shareholders and Core Support Group members will take place by the end of the first quarter of 2003.

BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. have been selected by the Bank to act as sole soliciting dealers for the rights offering.

A Registration Statement relating to the shares being offered in the rights offering has been filed with the Securities and Exchange Commission but has not yet become effective. These shares may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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To obtain a written prospectus meeting the requirements of Section 10 of the
United States Securities Act of 1933, as amended, or for further information, please contact:

     Carlos Yap S.
     Senior Vice President, Finance and Performance Management

     BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

     Head Office
     Calle 50 y Aquilino de la Guardia
     Apartado 6-1497 El Dorado
     Panama City, Republic of Panama
     Tel No. (507) 210-8581
     Fax No. (507) 269 6333
     E-mail Internet address: cyap@blx.com

     - Or -

     William W. Galvin
     The Galvin Partnership
     76 Valley Road
     Cos Cob, CT 06807
     U.S.A.
     Tel No. (203) 618-9800
     Fax No. (203) 618-1010
     E-mail Internet address: wwg@galvinpartners.com